Exhibit (a)(8)

IN THE CIRCUIT COURT FOR MONTGOMERY COUNTY, MARYLAND

SIXTH JUDICIAL CIRCUIT

CHRIS LARSON, On Behalf of Himself and	x	Civil No. 281946-V
All Others Similarly Situated
Plaintiff,	:	CLASS ACTION
vs.
	:	FIRST AMENDED
SHAREHOLDER CLASS
MEDIMMUNE, INC., DAVID M. MOTT,	:	COMPLAINT FOR BREACH OF
WAYNE T. HOCKMEYER, JAMES H.		FIDUCIARY DUTY AND SELF-
CAVANAUGH, BARBARA HACKMAN	:	DEALING
FRANKLIN, ELIZABETH H. S. WYATT,
GEORGE M. MILNE, JR., ROBERT H.	:
HOTZ, M. JAMES BARRETT, JAMES F.
YOUNG, EDWARD T. MATHERS,	:
EDWARD M. CONNOR, WILLIAM C.
BERTRAND, JR., SIDNEY MAZEL, ,	:
PAMELA J. LUPIEN, MARK E. SPRING,
PETER GREENLEAF, LOTA S. ZOTH and	:
BERNARDUS N.M. MACHIELSE
:
Defendants.
	:	DEMAND FOR JURY TRIAL
x

Plaintiff, by his attorneys, submits this Amended Shareholder Class Complaint For Self-Dealing and Breach of Fiduciary Duty (the “Complaint”) against the defendants named herein.

SUMMARY OF THE ACTION

1.           This is a stockholder class action brought by plaintiff on behalf of the holders of MedImmune, Inc.  (“MedImmune” or the “Company”) common stock against MedImmune and certain of its senior officers and directors.  This action arises out of the proposed acquisition of MedImmune by AstraZeneca Biopharmaceuticals Inc., a Delaware corporation (“AstraZeneca Bio”), an indirect wholly-owned subsidiary of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca PLC”) (collectively, “AstraZeneca”) (the “Acquisition”), which was announced on April 23, 2007 in a joint press release by the two companies.

2.           MedImmune holds itself out as a company that endeavors to advance science and medicine while specifically focusing on the areas of infectious diseases, cancer and inflammatory diseases.  It  currently has three marketed products that include Synagis® (palivizumab), Ethyol® (amifostine), and FluMist® (Influenza Virus Vaccine Live, Intranasal).  It also has additional products in clinical testing.  AstraZeneca describes itself as one of the world’s leading pharmaceutical companies that focuses on discovering new medicines.

3.           At its core, the Acquisition stands or falls on a tender offer by AstraZeneca to MedImmune shareholders of $58 for each share of common stock that they hold.  If sufficient shares are tendered by May 31, 2007, the Acquisition will almost immediately be consummated via a merger in which any untendered shares will be converted into cash based on the same price as the tender offer.  And as a result, certain

MedImmune insiders will reap handsome windfall profits exceeding $33 million from the immediate vesting of hundreds of thousands of stock options with an exercise price of $31.25 granted on February 15, 2007, and a single option grant in March 2007 (the “Options”).

4.           The Options not only ensured significant profits for defendants David M.  Mott (“Mott”) and Wayne T.  Hockmeyer (“Hockmeyer”) after the consummation of the Acquisition, these options caused substantial harm to MedImmune shareholders as the shareholder equity is being diluted by some $73 million.  Absent such dilution, MedImmune shareholders could reasonably expect to be paid around $0.27-$0.28 more per share than the current tender offer price.

5.           As corporate fiduciaries entrusted by the shareholders to not engage in self-dealing in the conduct of the Company’s business, defendants had a duty to ensure that they did not utilize non-public, material inside information to help themselves to financial benefits or windfalls not equally available to or shared with the stockholders.  While the Options carry the patina of having been granted in the ordinary course only about two months before the formal announcement of the Acquisition, they actually were granted at a time when key Company officers and directors already knew or had reason to know that MedImmune’s sale was just around the corner – and that their options would immediately vest.  Instead of waiting over a four-year or similar period to exercise the Options, certain defendants used their inside information to create head-of-the-line privileges for themselves at the expense of other MedImmune shareholders.

6.           In connection with the announcement of, and all other public statements related to, the Acquisition, defendants had a fiduciary duty to disclose to MedImmune shareholders all facts that were material to the proposed transaction – that is, all facts that a reasonable shareholder would deem to be important in deciding whether to accept the proposed tender offer.  Defendants also have a fiduciary duty to the shareholders to seek out a deal that would maximize the amount of consideration to be paid for their common stock.

7.           Further, defendants did not disclose all material information to the Company’s shareholders and the investing public until after they caused MedImmune to announce the Acquisition.  In selling the proposed deal to the shareholders, defendants pointed out that the tender offer represented a premium of about 53.3% based on MedImmune’s closing stock price on April 11, 2007.  But during the three weeks following the April 23, 2007 press release, defendants caused the Company to make three significantly positive announcements about MedImmune’s products and financial results.  Importantly, not only did defendants know or should have known all the information revealed in the three announcements, but this critical information should have been publicly disclosed well before the April 23, 2007 press release.  Thus, the so-called “premium” was – in reality – wholly illusory.

8.           Because defendants knowingly failed to disclose all material facts to MedImmune shareholders, plaintiff alleges on information and belief that defendants also knowingly or recklessly withheld such information from the Company’s financial advisor, Goldman Sachs & Co.  (“Goldman Sachs”).  MedImmune retained Goldman Sachs to render an opinion on the fairness of the price offered by AstraZeneca for the Company’s shares, but absent disclosure to and adequate consideration by Goldman Sachs of the undisclosed material facts, any opinion it rendered was materially deficient.

As such, Goldman Sachs fairness opinion’s analysis was based on inaccurate information and a highly understated rendition of MedImmune’s true intrinsic worth.  MedImmune’s shareholders should not be shielded from this fact.

9.           On April 23, 2007, when the Acquisition was first publicly disclosed, MedImmune’s stock price increased from about $48 per share to $56.57 per share.  Such a “bump” in a target company’s share price is common and was reasonably foreseeable to defendants.  Defendants thus knew, planned, hoped or recklessly disregarded the likely possibility that much of the so-called “premium” touted in the April 23, 2007 announcement would be consumed by an increase in MedImmune’s share price that would follow the first public announcement of the Acquisition.  This seemingly consistent market reaction however minimized the true impact of MedImmune’s forthcoming material positive announcement.  Instead, defendants breached their fiduciary duties to the shareholders by sitting on key information concerning MedImmune’s financial prospects until after the merger was announced.  Had defendants disclosed all material facts to the public shareholders and to Goldman Sachs in advance of the April 23, 2007 announcement, however, a materially higher price for MedImmune shares could and would have been recommended as “fair” by Goldman Sachs and would have been reflected in the pre-announcement market price of the shares.  Timely disclosure of all material facts thus would have allowed MedImmune shareholders to receive a true “premium” for their holdings instead of the illusory amount almost wholly consumed by the merger announcement.

10.           Because defendants herein failed to attempt to obtain the highest value reasonably available for MedImmune’s stockholders and failed to timely disclose all material facts to the stockholders and to the Company’s financial advisors, the Acquisition is supported by grossly inadequate public disclosures and deal consideration.  As a result, defendants breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and aided and abetted such breaches by MedImmune’s officers and directors.

11.           Because defendants dominate and control the business and corporate affairs of MedImmune and are in possession of private corporate information concerning its assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the Company’s public shareholders, which makes it inherently unfair for defendants to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.  Thus, this action seeks equitable relief only to protect the interests of the victimized public shareholders of MedImmune.

12.           In short, defendants have breached their fiduciary duties to MedImmune’s public stockholders because they caused the Company to enter into a transaction supported by wholly inadequate disclosures of material facts to those who most needed to know them, and which is structured to divest its public stockholders of their holdings for grossly inadequate consideration.

JURISDICTION AND VENUE

13.           This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice.

14.           Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to MedImmune conurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.
PARTIES

15.           Plaintiff Chris Larson is, and at all times relevant hereto was, a shareholder of MedImmune.

16.           Defendant MedImmune is a Delaware corporation that develops, manufactures, and commercializes products for prevention and treatment in therapeutic areas of infectious diseases, inflammatory diseases, and cancer.

17.           Defendant Mott is MedImmune’s Chief Executive Officer, Vice Chairman and President.  Mott is a MedImmune director and a resident of the state of Maryland.

18.           Defendant Hockmeyer is MedImmune’s Chairman of the Board of Directors.  He is a Maryland resident.

19.           Defendant James F. Young is MedImmune’s President, Research & Development, and is a resident of the state of Maryland.

20.           Defendant James H. Cavanaugh is a MedImmune director and a resident of the state of Pennsylvania.

21.           Defendant Barbara Hackman Franklin is a MedImmune director and a resident of the state of Connecticut.

22.           Defendant Elizabeth H. S. Wyatt is a MedImmune director and a resident of the state of New Jersey.

23.           Defendant George M. Milne, Jr. is a MedImmune director and a resident of the state of Connecticut.

24.           Defendant Robert H. Hotz is a MedImmune director and a resident of the state of New Jersey.

25.           Defendant M. James Barrett is a MedImmune director and a resident of the state of Maryland.

26.           Defendant Edward T. Mathers is a MedImmune Executive Vice President and a resident of the state of Maryland.

27.           Defendant Edward M. Conner is a MedImmune Executive Vice President and its Chief Medical Officer.  He is a resident of the state of Maryland.

28.           Defendant William C. Bertrand, Jr. is MedImmune’s Senior Vice President, General Counsel, Secretary and Corporate Compliance Officer.  He is a resident of the state of Maryland.

29.           Defendant Sidney Mazel is a MedImmune Senior Vice President and a resident of the state of Maryland.

30.           Defendant Pamela J. Lupien is a MedImmune Senior Vice President and a resident of the state of Virginia.

31.           Defendant Mark E. Spring is a MedImmune Vice President and its Controller/Principal Accounting Officer, and is a resident of the state of Maryland.

32.           Defendant Peter Greenleaf is a MedImmune Senior Vice President and a resident of the state of Pennsylvania.

33.           Defendant Lota S. Zoth is a Senior Vice President and Chief Financial Officer of MedImmune.  She is a resident of the state of Maryland.

34.           Defendant Bernardus N.M.  Machielse is MedImmune’s Executive Vice President, Operations and is a resident of the state of Maryland.

35.           The defendants named above in ¶¶ 17-34 above may sometimes be collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

36.           Under Delaware law, in any situation in which the directors of a publicly-traded corporation undertake a transaction that will result in either:  (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to seek and obtain the highest value reasonably available for the corporation’s shareholders.  If such a transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.  To diligently comply with these duties, the corporation’s directors and/or officers may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits themselves from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

37.           In accordance with their duties of loyalty and good faith, defendants, as directors and/or officers of MedImmune, are obligated under Delaware law to refrain from:

(a)           participating in any transaction in which the directors’ or officers’ loyalties are divided;

(b)           participating in any transaction in which the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the Company; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the Company’s public shareholders.

38.           Plaintiff alleges herein that defendants, separately and together, in connection with the Acquisition, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, due care, independence, candor, good faith and fair dealing, all owed to plaintiff and the other public shareholders of MedImmune.  Defendants are consciously or recklessly choosing to not provide shareholders with all material facts necessary to make an informed decision whether to tender their shares or otherwise decide what to do in connection with the Acquisition.  Defendants also stand on both sides of the transaction, are engaging in self-dealing, and are reaping personal financial and other benefits not shared equally by plaintiff or the Company’s other stockholders.  As a result of defendants’ breaches of their fiduciary duties, none of

MedImmune’s public shareholders will receive adequate or fair value for their common stock in the proposed Acquisition.

39.           Because defendants are knowingly or recklessly breaching their fiduciary duties to MedImmune’s public shareholders in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, squarely rests upon defendants as a matter of law.

THE INCOMPLETE PRE-ACQUISITION ANNOUNCEMENTS

40.           In a Form 8-K filed with the SEC on December 13, 2006, the Company stated that “MedImmune and its Board of Directors have received correspondence from David A. Katz of Matrix Asset Advisors, Inc. suggesting that MedImmune consider a strategic sale.  The Board has considered this suggestion and continues to unanimously believe that the best way for MedImmune to deliver value to its shareholders is to continue to execute on its business plan.”

41.           Despite the Company’s assurance to Mr. Katz that it was to continue operations as a going concern, only about a week later, MedImmune hired a key outside advisor which started the process that culminated in the proposed Acquisition.  According to Item 5 of Schedule 14D-9 filed by MedImmune on April 23, 2007 (“Schedule 14D-9”), “[p]ursuant to a letter agreement dated December 21, 2006, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Company’s consideration of various strategic alternatives.1 Plaintiff is unaware of any disclosures by MedImmune of this engagement prior to the disclosure made in Schedule

1Here, as throughout, all emphasis shall be deemed as added unless otherwise noted.

14D9, which also noted that “[t]he Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger [with AstraZeneca].”

42.           About two months after MedImmune responded to his initial letter, Mr. Katz forwarded a second and similar letter to the Company, which prompted similar apparent reaction.  In a Form 8-K filed with the SEC on February 16, 2007, MedImmune noted that it had received another letter on February 14, 2007 from David A.  Katz suggesting that the Company consider a strategic sale.  The Form 8-K stated, in part, that “MedImmune’s Board has since met and reviewed in detail the Matrix letter.  As part of that review, the Board took into consideration the Company’s business plan and recently reported results.  The Board also discussed the drivers of value for MedImmune’s shareholders, including for example, the impact of the recent publication of a successful pivotal clinical trial with refrigerated Flumist showing its superior efficacy over the flu shot in children under five years of age ....  After careful review of these and other considerations with its outside advisors, the Board has reaffirmed its conclusion that the best way for MedImmune to maximize value for its shareholders is to aggressively implement its business plan.”  Nowhere, however, did the Form 8-K disclosure mention that MedImmune already had engaged Goldman Sachs almost two months earlier to assist the Company in considering its strategic alternatives.

COMPANY INSIDERS AWARDED MASSIVE STOCK OPTIONS PRIOR TO MERGER

43.           Like most large publicly-owned companies, MedImmune compensates its executives with a view toward not only recognizing their prior achievements, but to motivate them to work hard over the long haul to increase the value of the Company as a healthy going concern.  As noted on page I-14 of the Schedule 14D-9, one of MedImmune’s key objectives in compensating its executives is “[e]mphasizing long-term equity awards to link compensation to shareholder returns as evidenced by a compensation program in which long-term equity represents more than 70% of the annual compensation opportunity for senior executives.”  Similarly, another stated key objective is “[p]roviding performance-based annual incentive awards tied to the successful progress toward and achievement of the Company’s long-term strategic objectives ....”

44.           In light of these objectives, page I-18 of the Schedule 14D-9 states that “[t]he Compensation Committee has evaluated a variety of long-term incentive vehicles and has determined that stock options continue to be the long-term vehicle that best aligns executive officers’ interests with long-term shareholder value creation.  With stock options, executives do not receive any reward unless the stock price increases above the exercise price of the option at the time it is granted.  Additionally, due to the imposition of a four-year ratable vesting requirement, executives must remain employed with the Company through the four-year vesting period in order to fully realize any option gains.” These long-term incentive stock options typically are awarded in the first quarter of each fiscal year.

45.           Only about two months before the formal announcement of the Acquisition, and at a time when certain MedImmune insiders knew that the Company was about to be sold to the highest bidder, some 1,262,000 incentive stock options were awarded, as shown in the below table:

SEC Filings Show Massive Self Dealing of Stock Options Prior to Merger*

Name	Position/Title	Transaction Date	No. of Options	Exercise Price	Tender Offer Price	Windfall Profits	Shareholder Equity Dilution
David M. Mott	CEO/President/Vice Chairman	2/15/2007	400,000	$31.25	$58.00	$10,700,000.00	$23,200,000.00
Wayne T. Hockmeyer	Chairman/President, MedImmune Ventures	2/15/2007	150,000	$31.25	$58.00	$ 4,012,500.00	$ 8,700,000.00
Young, James F.	President, Research & Development	2/15/2007	150,000	$31.25	$58.00	$ 4,012,500.00	$ 8,700,000.00
Mathers, Edward T.	Executive VP	2/15/2007	75,000	$31.25	$58.00	$ 2,006,250.00	$ 4,350,000.00
Connor, Edward M.	Executive VP/Chief Medical Officer	2/15/2007	80,000	$31.25	$58.00	$ 2,140,000.00	$ 4,640,000.00
Bertrand, William C., Jr.	Senior VP/General Counsel/Secretary/Corporate Compliance Officer	2/15/2007	60,000	$31.25	$58.00	$ 1,605,000.00	$ 3,480,000.00
Mazel, Sidney	Senior VP	2/15/2007	50,000	$31.25	$58.00	$ 1,337,500.00	$ 2,900,000.00
Lupien, Pamela J.	Senior VP	2/15/2007	60,000	$31.25	$58.00	$ 1,605,000.00	$ 3,480,000.00
Spring, Mark E.	VP/Controller/Principal Accounting Officer	2/15/2007	22,000	$31.25	$58.00	$ 588,500.00	$ 1,276,000.00
Greenleaf, Peter	Senior VP	2/15/2007	60,000	$31.25	$58.00	$ 1,605,000.00	$ 3,480,000.00
Zoth, Lota S.	Senior VP/CFO	2/15/2007	60,000	$31.25	$58.00	$ 1,605,000.00	$ 3,480,000.00
Machielse, Bernardus N. M.	Executive VP	2/15/2007	65,000	$31.25	$58.00	$ 1,738,750.00	$ 3,770,000.00
Robert H. Hotz	Director	3/30/2007	30,000	$35.72	$58.00	$ 668,400.00	$ 1,740,000.00
Totals			1,262,000			$33,624,400.00	$73,196,000.00

*Source: SEC Form 4s all filed February 20, 2007 except Holz’s Form 4, which was filed April 3, 2007.

46.           At the time the Options were granted, a number of MedImmune’s highest-ranking officials knew that the Company was about to be sold and that they would enjoy significant windfall profit from any such change in control of the Company.  Not only were such defendants quite aware that MedImmune already retained Goldman Sachs since about two months earlier, but a number of them had been deeply involved with the process to position the Company for a quick sale.  For example, as disclosed in Item 4(a) of Schedule 14D-9, at a March 7, 2007 meeting of the Company’s Board, defendant Mott “reviewed recent and prior expressions of interest by major pharmaceutical companies in acquiring MedImmune, as well as dissatisfaction by certain stockholders ....”  Plaintiff is further informed and believes, and thereon alleges, that defendant Hockmeyer had engaged in substantial activity related to the positioning of the Company for a possible sale well before the March 7, 2007 meeting, and that Mott and Hockmeyer together had worked for a substantial, but as yet undetermined, length of time prior to the March 7 meeting to position the Company for a sale.  Plaintiff is informed and believes, and thereon alleges, that both Mott and Hockmeyer advocated for the sale of the Company before the Board.

47.           With the prospect of tens of millions of dollars in windfall profits from the near-immediate exercise of stock options originally intended as long-term incentives, it is no coincidence that defendants Mott and Hockmeyer favored a sale of the Company.  According to Item 3(a) of Schedule 14D-9, Mott and Hockmeyer, together with defendant Young, are parties to certain employment agreements with MedImmune, all of which provide that their stock options vest and become exercisable upon any change of control.  As more precisely stated on page I-19 of Schedule 14D-9: “at present, only MedImmune’s top three executives (Mr. Mott, Dr. Hockmeyer, and Dr. Young) are eligible to receive automatic acceleration in vesting of unvested equity at the time of a change-in-control.”

48.           According to item 3 of Schedule 14D-9:  “Pursuant to the Merger Agreement, all unexercised options to purchase Shares granted under any stock option plan of the Company (an “Option”) that are outstanding immediately prior to the consummation of the Merger, whether vested or unvested, will vest in full and be cancelled promptly after the consummation of the Merger.  In exchange for such cancellation, option holders will receive, with respect to each Option, a cash payment (less any applicable withholding taxes and without interest) equal to the product of (i) the number of shares subject to such Option and (ii) the excess of the merger consideration over the applicable exercise price per share of such option.”  Defendants knew or reasonably expected that a deal to acquire the shares of MedImmune likely would involve a similar provision, resulting in the immediate vesting of all outstanding but unvested stock options.

49.           In light of the pending Acquisition, the granting of  the Options purportedly intended as incentive-based compensation was wholly at odds with the underlying intent of the shareholder-approved stock option plan(s) applicable to the grants.  In granting such options with knowledge of a pending or likely Acquisition or similar transaction involving a change in control of the Company, defendants who were members of the Compensation Committee (defendants Cavanaugh, Barrett, Hackman and Milne) knew or should have known that granting the Options that would vest in a matter of months, instead of years, was fundamentally inconsistent with the expressed purposes of the applicable stockholder-approved plan(s).  Under the circumstances alleged herein, which took the option granting process well outside of the Company’s normal due course of business in setting compensation for its executives, defendants Cavanaugh, Barrett, Hackman and Milne breached their fiduciary duties to the Company and to its shareholders.

50.           To the extent the members of the Compensation Committee were unaware of the pending Acquisition or other transaction involving a change in control of the Company at the time they awarded the above-described stock options, defendants Mott and Hockmeyer either affirmatively misled the members of this committee by hiding or otherwise not disclosing critical information regarding the Acquisition or other contemplated deal involving a change of control, or recklessly disregarded the need to timely and adequately disclose such information to the Compensation Committee so that its members could make appropriate decisions relative to any incentive-based compensation that could be impacted by the Acquisition or like transaction.

51.           As a result of the self-dealing by defendants Mott and Hockmeyer, and the breaches of fiduciary duty by the members of the Compensation Committee described above, the Compensation Committee awarded 1,262,000 stock options to Company insiders that were supposed to vest over four years or other applicable period under the applicable stock plan(s), but unless enjoined, actually will vest in a little over three months.  Such immediate vesting results in windfall profits to the recipients of over $33 million while unfairly diluting shareholder equity by over $73 million and depressing the sales price of each share by at least $0.27.

THE PROSPECTIVE ACQUISITION IS ANNOUNCED

52.           Shortly before the Acquisition was announced, MedImmune reported positive financial results.  In a Form 8-K and press release filed with the SEC on April 9,

2007, the Company stated that “it anticipates its first-quarter diluted earnings per share (EPS), excluding share-based compensation expense, to be in the range of $0.62 to $0.67, as compared to $0.23 in diluted EPS in the 2006 first quarter, excluding share-based compensation.  This nearly three-fold increase in expected EPS is due to an estimated 11-to-12 percent increase in total revenues and a greater than two-fold increase in net income margin.”  The press release further noted that the Company expected “that for the 2007 first quarter, it expects domestic and worldwide net sales growth of approximately 9-to-10 percent for Synagis® (palivizumab) over the same quarter in 2006.”

53.           In a Form 8-K and press release filed with the SEC on April 12, 2007, MedImmune “today announced that its board of directors has authorized management to evaluate whether third parties would have an interest in acquiring the company at a price and on terms that would represent a better value for its stockholders than having the company continue to execute its business plan on a stand-alone basis.”  The press release further stated that “indications of interest by major pharmaceutical companies, coupled with recent expressions by certain stockholders of dissatisfaction with the company’s short-term stock price performance, have led the board to authorize management to gather information regarding possible strategic interest in acquiring the company.  To assist in this process, which is well under way, the company has retained the services of Goldman, Sachs & Co.  and Dewey Ballantine LLP.”

54.           On April 23, 2007, MedImmune filed a Form 8-K with the SEC, which included a concurrently-filed press release and an exhibit 2.1 entitled “AGREEMENT AND PLAN OF MERGER by and among MEDIMMUNE, INC., ASTRAZENECA PLC and ASTRAZENECA BIOPHARMACEUTICALS INC. dated as of April 22, 2007.”

 MedImmune and AstraZeneca Bio jointly issued the following press release that announced the proposed sale of MedImmune to AstraZeneca Bio:

AstraZeneca PLC (“AstraZeneca”) today announced that it has entered into a definitive agreement to acquire MedImmune, Inc.  (“MedImmune”), in an all-cash transaction.  Under the terms of the agreement, which has unanimous MedImmune Board support, AstraZeneca will acquire all of the fully diluted shares of MedImmune common stock at a price of $58 per share, for a total consideration of approximately $15.6 billion (including approximately $340m net cash).

The acquisition of MedImmune significantly accelerates AstraZeneca’s biologics strategy.  The combination of MedImmune with AstraZeneca’s wholly-owned subsidiary Cambridge Antibody Technology (“CAT”) will create a world-class, fully integrated biologics and vaccines business within the AstraZeneca Group with critical mass in research, development, regulatory, manufacturing and global sales and marketing reach.

MedImmune is a world-leading, profitable, biotechnology company with a record of proven success with revenue in 2006 of $1.3bn, profit before tax of $75m and gross assets of $3.0bn.

The acquisition extends AstraZeneca’s R&D science base to allow it to address novel drug targets through 3 key technological approaches: small molecules, biologics and, for the first time, vaccines.

Overall, the combination of MedImmune with AstraZeneca’s existing capabilities will be capable of delivering a greater number of new biologic products to bring benefit to patients in AstraZeneca’s prioritised disease areas.

The deal is expected to close in June 2007.

Highlights and acquisition benefits

R&D capability

•
Expands and diversifies AstraZeneca’s science base by establishing an international platform capable of delivering a greater flow of new medicines in AstraZeneca’s prioritised disease areas, embracing small molecules, monoclonal antibodies, next generation biologics and vaccines

•	Natural fit between CAT and MedImmune

•	Complementary with existing AstraZeneca therapeutic area strengths in Oncology, Infection and Respiratory & Inflammation

•	Provides entry into vaccines; through proprietary live attenuated vaccines capability

•	Brings significant regulatory experience in making Biologics License Applications

•	Enhanced biologics capability positions AstraZeneca as a more compelling licensing partner, improving AstraZeneca’s externalisation position

Manufacturing

•
MedImmune is a leader in protein engineering and biologics manufacturing, with a production capacity of over 30,000L planned by 2010 and world leading cell line productivity levels.  Through further modest investment, capacity could be increased to over 60,000L.  This would secure production requirements for the long-term and avoid the need for major near-term ‘green-field’ manufacturing investment by AstraZeneca to support its biologics strategy

Pipeline

•	Adds 2 late-stage assets: the next generation follow-on to ‘Synagis’, ‘Numax’ and refrigerated formulation’FluMist’ with an anticipated US launch for 2007-2008 influenza season

•	Increases the proportion of biologics in AstraZeneca’s pipeline from 7 percent to 27 percent and enlarges the total pipeline by 45 projects to 163 projects

•	Diversifies and expands R&D capability to deliver a greater flow of new biologic products

Financial benefits

•	Synergies from the acquisition of MedImmune and from related AstraZeneca activities are expected to be towards $500m per annum by 2009

•	The acquisition is expected to be cash earnings enhancing in 2009

•	The acquisition will be fully funded in cash, bringing improved financial efficiency through balance sheet leverage. Previously announced $4bn share buyback programme for 2007 unchanged

•	Addition of attractive marketed products including ‘Synagis’ and ‘FluMist’ to AstraZeneca’s portfolio adds $1.2bn in sales. Consensus sales growth for this portfolio is forecast at 12% CAGR to 2010

•
Provides AstraZeneca with several other substantial assets, including a royalty stream on the sales of the HPV vaccines with estimated consensus peak sales of $5.5bn, potential milestones and royalties on MedImmune’s other licensed products and $1.5bn cash, including $89.4m relating to MedImmune Ventures investments at book value

* * *
The Transaction

The acquisition is structured as an all cash tender offer for all outstanding shares of MedImmune common stock followed by a merger in which each remaining untendered share of MedImmune would be converted into the same $58 cash per share price paid in the tender offer.  The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding MedImmune shares on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino waiting period and other regulatory approvals.  The tender offer will be commenced within 10 working days and is expected to close in June 2007, unless extended.  The tender offer is not subject to a financing contingency.

The acquisition price represents a premium of approximately 53.3% to MedImmune’s closing share price of $37.84 on 11th April, 2007, this being the last business day prior to MedImmune’s announcement to explore strategic alternatives.

The transaction has been unanimously recommended by the Board of Directors of MedImmune.

The acquisition will be effected pursuant to a merger agreement.  The merger agreement contains certain termination rights for each of AstraZeneca and MedImmune and further provides that, upon termination of the merger agreement under specified circumstances, MedImmune may be required to pay AstraZeneca a termination fee of $450 million.

POST-ANNOUNCEMENT NEWS AFFECTING COMPANY VALUE

55.           After the announcement of the proposed Acquisition, MedImmune made three significantly positive announcements about its products and financial results, all of which were not adequately disclosed to the Company’s shareholders or considered by Goldman Sachs in its fairness opinion.

(a)           On April 30, 2007, MedImmune announced that its first quarter earnings more than tripled based on much stronger-than-anticipated sales of Synagis – a drug product that combats respiratory ailments in children and which provides the lion’s share of revenues for the Company.

(b)           On May 8, 2007, the Company announced that another drug product – Motavizumab – experienced positive phase three clinical trial results.

(c)           On May 14, 2007, the FDA announced that its panel of outside experts had found that MedImmune’s nasal flu spray product was effective on children under the age of five years.

56.           Defendants herein breached their fiduciary duties because they failed to timely disclose the facts relative to the Company’s increased earnings from Synagis, as well as the prospective and actual positive clinical and testing results of its drug products, to MedImmune shareholders as well as to Goldman Sachs, all of which were material to the proposed acquisition and tender offer.

DEFENDANTS FAILED TO DISCLOSE ALL MATERIAL INFORMATION CONCERNING THE BUY OUT

57.           On May 3, 2007, Medimmune filed the Schedule 14D-9 with the SEC detailing material information concerning the Acquisition.  The Schedule 14D-9 suffers from numerous material deficiencies, including but not limited to, the following:

(a)           The financial projections contained within the Schedule 14D-9 are lacking.  For example, the Schedule 14D-9 fails to disclose the basis and rationale for the discounted cash flow analysis presented in the statement;

(b)           The Schedule 14D-9 fails to disclose sufficient information concerning the basis for Goldman Sachs’ fairness opinion.  Among other things, the

Schedule 14D-9 fails to disclose the basis for Goldman Sachs’ selection of comparable transactions to compare the Acquisition to.  Moreover, the Schedule 14D-9 does not sufficiently disclose Goldman Sachs’ rationale used to calculate earnings based multiples; and

(c)           The Schedule 14D-9 fails to disclose sufficient information concerning Medimmune’s post-Acquisition business prospects.  Among other things, the Schedule 14D-9 fails to disclose Medimunne’s products and/or compounds that are anticipated to materially contribute to revenue and earnings over the next 24 months.  Moreover, the Schedule 14D-9 fails to adequately disclose value of the synergies anticipated as a result of the Acquisition.

SELF-DEALING

58.           By reason of their positions with MedImmune, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of MedImmune, and especially the true value and expected increased future value of MedImmune and its assets, which they have not disclosed to MedImmune’s public stockholders.  Moreover, despite their duty to maximize shareholder value, defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of MedImmune’s public shareholders.

59.           The proposed sale is wrongful, unfair and harmful to MedImmune’s public stockholders, and represents an effort by defendants to aggrandize their own financial positions and interests at the expense of and to the detriment of Class members.  Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of MedImmune on terms that do not adequately value the Company, as well as positioning themselves to enjoy a windfall profit from recently-awarded stock options that were intended shareholders to vest over four or more years but will be accelerated under the terms of the Acquisition.  Accordingly, the Acquisition will unduly benefit defendants and AstraZeneca.

60.           In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the sale of MedImmune and allow the shares to trade freely – without impediments;

•	Act independently so that the interests of MedImmune’s public stockholders will be protected;

•
Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of MedImmune’s public stockholders; and

•
Further consider alternatives to the proposed Acquisition including the solicitation of bids from interested parties to assure that the Company’s shareholders are receiving the maximum value for their shares.

DEFENDANTS FAILED TO MAXIMIZE SHAREHOLDER VALUE

61.           As a result of defendants’ conduct, MedImmune’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company.  In order to meet their fiduciary duties, defendants are obligated to maximize shareholder value, not structure a preferential deal for themselves.  The proposed Acquisition, as structured, does not represent the maximized value that MedImmune shareholders are entitled to.

CLASS ACTION ALLEGATIONS

62.           Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of MedImmune stock who are being and will be harmed by defendants’ actions described below (the “Class”).  Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

63.           This action is properly maintainable as a class action.

64.           The Class is so numerous that joinder of all members is impracticable.  According to MedImmune’s Securities and Exchange Commission filings, there were more than 237 million shares of MedImmune common stock outstanding as of February 21, 2007.

65.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member.  The common questions include, inter alia, the following:

(a)           whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

(b)           whether the defendants are engaging in self-dealing in connection with the Acquisition;

(c)           whether the defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

(d)           whether the defendants are unjustly enriching themselves and other insiders or affiliates of MedImmune;

(e)           whether the defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f)           whether the defendants have breached their fiduciary duties of candor to plaintiff and the other members of the Class in connection with the Acquisition by failing to disclose all material information concerning the Acquisition;

(g)           whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets; and

(h)           whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

66.           Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

67.           Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

68.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

69.           Plaintiff anticipates that there will be no difficulty in the management of this litigation.  A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

70.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against All Defendants

71.           Plaintiff repeats and realleges each allegation set forth herein.

72.           The Individual Defendants have knowingly, recklessly and in bad faith violated the fiduciary duties of care, loyalty, good faith, candor and independence owed to the public shareholders of MedImmune and have acted to put their personal interests ahead of the interests of the Company’s shareholders.

73.           By the acts, transactions and courses of conduct alleged herein, the defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in MedImmune.

74.           The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with MedImmune without due regard to the fairness of the transaction to MedImmune’s shareholders and by failing to disclose all material information concerning the Acquisition to such shareholders.

75.           As demonstrated by the allegations above, the defendants breached their duties of loyalty, good faith, candor and independence owed to the shareholders of MedImmune because, among other reasons:

(a)           they failed to take steps to maximize the value of MedImmune to its public shareholders and they took steps to avoid competitive bidding, to cap the price of MedImmune’s stock and to give the Individual Defendants an unfair advantage and purposefully avoiding a proper auction, by, among other things, failing to solicit other potential acquirers or alternative transactions;

(b)           they failed to properly value MedImmune;

(c)           they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Acquisition; and

(d)           they failed to disclose all material information that would permit MedImmune’s stockholders to cast a fully informed vote on the Acquisition.

76.           Because the Individual Defendants dominate and control the business and corporate affairs of MedImmune, and are in possession of private corporate information concerning its assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the Company’s public shareholders which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

77.           By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

78.           Defendant MedImmune aided and abetted the Individual Defendants’ breaches of fiduciary duties.

79.           Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of MedImmune’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.  Moreover, unless the Acquisition is enjoined by the

Court, defendants will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to MedImmune’s stockholders sufficient information to enable them to cast informed votes on the Acquisition and may consummate the Acquisition, all to the irreparable harm of plaintiff and the members of the Class.

80.           The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

81.           Plaintiff and the members of the Class have an inadequate remedy at law.  Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A.           Declaring that this action is properly maintainable as a class action;

B.           Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C.           Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until MedImmune adopts and implements a procedure or process to obtain the highest possible value for shareholders;

D.           Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from exercising the stock options that were wrongfully granted in February and March 2007;

E.           Directing defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of MedImmune’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

F.           Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

G.           Imposition of a constructive trust, in favor of plaintiff and the members of the class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

H.           Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

I.           Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: May 29, 2007	THE MASON LAW FIRM _______________________
GARY E. MASON 1225 19th Street, N.W., Suite 500 Washington, DC 20036 Telephone: (202) 429-2290 Facsimile: (202) 429-2294

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
STEVEN J. SIMERLEIN
REBECCA A. PETERSON
610 West Ash Street, Suite 1800
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

Attorneys for Plaintiff